UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

RLJ Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F203

(CUSIP Number)

The RLJ Companies, LLC

3 Bethesda Metro Center

Suite 1000

Bethesda, MD 20814

Attn. H. Van Sinclair

(301) 280-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
RLJ SPAC Acquisition, LLC

2	Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐
PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

☐

	7	SOLE VOTING POWER
NUMBER OF		-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☒
CERTAIN SHARES (see instructions) (See Item 5 below)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
53.27% (See Item 5 below)

14	TYPE OF REPORTING PERSON (see instructions)
OO

1		NAMES OF REPORTING PERSONS
The RLJ Companies, LLC
2		Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER
NUMBER OF		-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☒
CERTAIN SHARES (see instructions) (See Item 5 below)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
53.27% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions)
HC-OO

1		NAMES OF REPORTING PERSONS
Robert L. Johnson
2		Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7	SOLE VOTING POWER
NUMBER OF		-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☒
CERTAIN SHARES (see instructions) (See Item 5 below)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
53.27% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions)
IN

AMENDMENT NO. 12 TO SCHEDULE 13D

This Amendment No. 12 amends the Report on Schedule 13D originally filed on October 15, 2012 (the “Original 13D,” and as amended by the Amendment No. 1 to Schedule 13D filed on June 20, 2013, the Amendment No. 2 to Schedule 13D filed on July 31, 2013, the Amendment No. 3 to Schedule 13D filed on December 11, 2013, the Amendment No. 4 to Schedule 13D filed on April 24, 2015, the Amendment No. 5 to Schedule 13D on June 2, 2015, the Amendment No. 6 to Schedule 13D on August 29, 2016, the Amendment No. 7 to Schedule 13D filed on October 19, 2016, the Amendment No. 8 to Schedule 13D filed on June 20, 2017, the Amendment No. 9 to Schedule 13D filed on October 4, 2017, the Amendment No. 10 to Schedule 13D filed on January 12, 2018 and the Amendment No. 11 filed on February 27, 2018, the “Amended 13D”) by Mr. Robert L. Johnson, The RLJ Companies, LLC (“The RLJ Companies”) and RLJ SPAC Acquisition, LLC (“RLJ SPAC”) with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of RLJ Entertainment, Inc. (the “Issuer”).  Mr. Johnson, The RLJ Companies and RLJ SPAC are collectively referred to as the “Reporting Persons.”

AMC Networks Inc., a Delaware corporation (“AMC”), and its direct and indirect subsidiaries, Rainbow Media Holdings LLC, a Delaware limited liability company, Rainbow Media Enterprises, Inc., a Delaware corporation, Rainbow Programming Holdings LLC, a Delaware limited liability company, IFC Entertainment Holdings LLC, a Delaware limited liability company, and Digital Entertainment Holdings LLC, a Delaware limited liability company (“Holdings”), are collectively referred to as the “AMC Entities.”

Unless indicated otherwise, all items left blank remain unchanged, and any items which are reported are deemed to amend and update the existing items in the Amended 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons have not acquired any additional securities of the Issuer since the most recent prior amendment to the Amended 13D.

ITEM 4.	PURPOSE OF TRANSACTION

The Merger

On July 29, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AMC Networks, Inc. (“AMC”), Digital Entertainment Holdings, LLC, a Delaware limited liability company wholly owned by AMC (“Holdings”) and River Merger Sub, Inc., a Nevada corporation wholly owned by Holdings (“Merger Sub”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and as a wholly owned subsidiary of Holdings (the “Merger”). The time the Merger occurs is referred to as the “Effective Time”. Capitalized terms used and not defined in this Item 4 have the respective meanings assigned to them in the Merger Agreement filed herewith as Exhibit 99.19.

At the Effective Time, each outstanding share of common stock of the Issuer (“Issuer Common Stock”), other than shares held by the AMC Entities or the Reporting Persons, will be cancelled and converted into the right to receive $6.25 in cash (the “Merger Consideration”).  Each outstanding 2015 Warrant (other than 2015 Warrants held by the AMC Entities or the Reporting Persons) will be cancelled and converted into the right to receive the excess of the Merger Consideration over the per share exercise price of such 2015 Warrant multiplied by the number of shares of Issuer Common Stock subject to such warrant, and each outstanding share of preferred stock (other than shares held by the AMC Entities) will be cancelled and converted into the right to receive (i) an amount in cash equal to $7.8125 multiplied by the number of shares of Issuer Common Stock into which it is convertible or (ii) substitute preferred stock in the surviving corporation, as provided in the applicable certificate of designation.  Immediately prior to the Effective Time, the Reporting Persons will contribute their Issuer Common Stock and 2015 Warrants for Holdings equity units and accordingly will not participate in the Merger Consideration.

The obligation of the parties to consummate the Merger is subject to customary closing conditions, including, among other things, the approval of the Merger Agreement and the Merger by the Issuer’s stockholders at a special meeting of stockholders convened for such purpose (“Stockholder Approval”) and the absence of legal restraints and prohibitions against the Merger and the other transactions contemplated by the Merger Agreement. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct, the other party having performed in all material respects its material obligations under the Merger Agreement and the other party having not suffered a material adverse effect. The Merger Agreement may be terminated by the parties thereto in certain circumstances.

AMC currently beneficially owns approximately 30.1% of the outstanding shares of Issuer Common Stock and warrants to purchase shares of Issuer Common Stock (“AMC Warrants”), 2015 Warrants and shares of preferred stock, which, if exercised by

AMC in full, would result in AMC beneficially owning, in the aggregate, a majority of the voting power attributable to all of the outstanding Issuer Common Stock. AMC has notified the Issuer that it intends to exercise the AMC Warrants, in full, prior to the record date for the special meeting of stockholders. Accordingly, upon AMC’s exercise, in full, of the AMC Warrants, AMC will have the requisite voting power and ability at the special meeting of stockholders to unilaterally cause the approval of the Merger Agreement and the Merger by the Issuer’s stockholders (without any need for any additional votes by any other stockholder).

The Issuer formed a special committee of independent directors to consider the Merger Agreement with the assistance of an outside financial advisor and legal counsel.  The Reporting Persons did not participate in the Issuer’s evaluation of the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit 99.19 and incorporated herein by reference.

Agreements entered by the Reporting Persons

On July 29, 2018, the Reporting Persons entered into a Contribution Agreement (the “Contribution Agreement”) with Holdings and AMC Digital Entertainment Holdings LLC (the entity through which AMC holds its interest in Holdings) pursuant to which the Reporting Persons have agreed to contribute their Issuer Common Stock and 2015 Warrants to Holdings in exchange for, at the Effective Time, 17% of equity interests in Holdings.

In addition, on July 29, 2018, the Reporting Persons entered into a Voting Agreement with Holdings and the Issuer (the “Voting Agreement”), pursuant to which the Reporting Persons have agreed to vote all of their shares of Issuer Common Stock, currently aggregating approximately 43.7% of the issued and outstanding Issuer Common Stock, in favor of the Merger. Specifically, until the Expiration Date (as defined in the Contribution Agreement), and except in the circumstance where an Adverse Recommendation Change shall have occurred and be continuing, at every meeting of stockholders of the Issuer called with respect to any of the following, each of the Reporting Persons agreed to, vote their shares of Issuer Common Stock that such Reporting Person is eligible to vote, and deliver a written consent in respect of such Reporting Person’s Issuer Common Stock, at any applicable meeting of the stockholders of the Issuer: (i) in favor of (y) adoption of the Merger Agreement and approval of the Merger, and (z) each of the actions contemplated by the Merger Agreement in respect of which approval of the Issuer’s stockholders is requested; and (ii) against (y) any proposal or action submitted to the Issuer’s stockholders for their consideration and vote that would constitute, or could reasonably be expected to result in, a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of the Reporting Persons under the Voting Agreement or otherwise reasonably would be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, and (z) any Alternative Proposal or any proposal relating to an Alternative Proposal. The Voting Agreement further provides that if a Reporting Person fails to vote his, her or its Issuer Common Stock as set forth above, the Parent and any designee of Parent may to vote or act by written consent (as applicable) with respect to the Reporting Person’s Issuer Common Stock as proxy of such Reporting Person.

The foregoing descriptions of the Contribution Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Contribution Agreement and Voting Agreement, which are filed herewith as Exhibit 99.17 and Exhibit 99.18, respectively, and incorporated herein by reference.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

Other than as set forth in this Amendment 12, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

For purposes of Exchange Act Rule 13d-3, each of Mr. Johnson, The RLJ Companies and RLJ SPAC may be deemed to beneficially own 8,294,465 shares of Common Stock (approximately 53.27% of the Common Stock), including 6,794,465 outstanding shares of Common Stock and warrants with an initial exercise date of May 20, 2015 (the “2015 Warrants”) to purchase 1,500,000 shares of Common Stock at $3.00 per share. The foregoing beneficial ownership amount and percentage are calculated in accordance with Securities Exchange Act Rule 13d-3(1)(i), which directs that reporting persons assume that their warrants are exercised in their entirety and that no other holder of convertible preferred stock or warrants converts their convertible preferred stock or exercises their warrants. Each of the Reporting Persons has shared power to vote, or direct the vote, and shared power to dispose, or to direct the disposition, with respect to the shares of Common Stock reported for such Reporting Person.

As disclosed in the AMC Entities Schedule 13D, as of July 3, 2018, each of the AMC Entities beneficially owns (i) 4,682,620 shares of Common Stock of the Issuer held by DEH, (ii) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of Preferred Stock of the Issuer held by DEH, (iii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Class A, Class B and Class C warrants to purchase Common Stock with an initial exercise date of October 14, 2016 (the “AMC Warrants”) held by DEH and (iv) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held by DEH, which represents in the aggregate 71.04% of the number of shares of Common Stock outstanding based on 15,138,250 shares of Common Stock of the Issuer outstanding as of May 3, 2018, as disclosed in the Form 10-Q, plus (i) the 413,709 shares of Common Stock issued to DEH on July 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock, (ii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the AMC Warrants, and (iii) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants. Pursuant to Rule 13d-3(d)(1)(i), this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the AMC Entities.  Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Reporting Persons), the Common Stock underlying the AMC Warrants held by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

To the Reporting Persons’ knowledge, none of the Covered Persons (as defined in the AMC Entities Schedule 13D) directly owns any shares of Common Stock as of July 27, 2018; provided, however, that because of each Covered Person’s status as a controlling stockholder, director or executive officer of one more of the AMC Entities, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such AMC Entity.

Each of the Reporting Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the AMC Entities and Covered Persons with respect to the Common Stock of the Issuer. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the AMC Entities and Covered Person pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person is the beneficial owner of the Common Stock or other securities held by the AMC Entities or Covered Persons.

None of the Reporting Persons has effected any transactions in Common Stock of the Issuer during the past 60 days.

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement on Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Item 4.

Item 7.	Material to be Filed as Exhibits

99.1	Agreement of Joint Filing among the Reporting Persons (incorporated by reference to Appendix I to the Original 13D).
99.2	Power of Attorney (incorporated by reference to Appendix II to the Original 13D).
99.3

10b5-1 Purchase Plan dated June 19, 2013 [portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission] (previously filed).

99.4	Agreement between Mr. Robert L. Johnson and Lazard Capital Markets LLC dated June 19, 2013 (previously filed).
99.5	Securities Purchase Agreement between Issuer and Mr. Robert L. Johnson dated April 15, 2015 (previously filed).
99.6

Securities Purchase Agreement, dated May 14, 2015, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

99.7

Form of Certificate of Designations of the Series B-2 Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

99.8	Form of Warrant of the Issuer (incorporated by reference to Exhibit 3.5 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).
99.9

Form of Registration Rights Agreement, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

99.10	Voting Agreement (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016 (File No. 001-35675))
99.11	Waiver Agreement (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016 (File No. 001-35675))
99.12	Executive Waiver Agreement (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016 (File No. 001-35675))
99.13

Preferred Stock and Warrant Exchange Agreement for Series B-2 Convertible Preferred Stock (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016 (File No. 001-35675))

99.14

Certificate of Designations of Series D-2 Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K filed by the Issuer on October 17, 2016 (File No. 001-35675))

99.15	Exchanged 2015 Warrant (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on October 17, 2016 (File No. 001-35675))
99.16	Stockholders Agreement (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on October 17, 2016 (File No. 001-35675))
99.17

Contribution Agreement dated as of July 29, 2018, by and among The RLJ Companies, LLC, RLJ SPAC Acquisition, LLC, Mr. Robert L. Johnson, Digital Entertainment Holdings LLC and AMC Digital Entertainment Holdings LLC.

99.18

Voting Agreement, dated as of July 29, 2018, by and among The RLJ Companies, LLC, RLJ SPAC Acquisition, LLC, Mr. Robert L. Johnson, Digital Entertainment Holdings LLC and RLJ Entertainment, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Issuer on July 30, 2018 (File No. 001-35675))

99.19

Agreement and Plan of Merger, dated as of July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 30, 2018 (File No. 001-35675))

SCHEDULE 13D

CUSIP No.	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2018	RLJ SPAC ACQUISITION, LLC
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

Dated: July 30, 2018	THE RLJ COMPANIES, LLC
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

ROBERT L. JOHNSON
Dated: July 30, 2018	/s/ Robert L. Johnson
Name: Robert L. Johnson